UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           ENVIRONMENT ONE CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   294056 106
                                 (CUSIP Number)

                                 Paul Bork, Esq.
                            Hinckley, Allen & Snyder
                                 28 State Street
                           Boston, Massachusetts 02109
                                 (617) 345-9000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 31, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting  Person:  Cenith  Partners L.P.
     SS or IRS  Identification Number of the Above Person: 04-289-6617

2.   Check the Appropriate Box if a Member of a Group: (a) / / (b) /X/

3.   SEC Use Only

4.   Source of Funds: N/A.

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.   Citizenship or Place of Organization:  Delaware

7.   Sole Voting Power:  0 shares

8.   Shared Voting Power:  0 shares

9.   Sole Dispositive Power:  0 shares

10.  Shared Dispositive Power:  0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: / /

13.  Percent of Class Represented by Amount in Row (11):  0.00%

14.  Type of Reporting Person:  PN

1.   Name of Reporting Person:  Stephen G. Rabinovitz
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) / /
                                                       (b) /X/


3.   SEC Use Only



4.   Source of Funds:    N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.   Citizenship or Place of Organization:  USA

7.   Sole Voting Power:  0 shares

8.   Shared Voting Power:  0 shares

9.   Sole Dispositive Power:  0 shares

10.  Shared Dispositive Power:  0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  0 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: / /

13.  Percent of Class Represented by Amount in Row (11):  0.00%

14.  Type of Reporting Person:  IN

     The joint statement of Cenith Partners L.P. ("Cenith") and Stephen G. Rabinovitz ("Rabinovitz") on Schedule 13D, dated November 22, 1989, as amended and supplemented by Amendment No. 1, dated March 8, 1990, Amendment No. 2, dated November 8, 1990, Amendment No. 3, dated March 18, 1991, and Amendment No. 4, dated March 5, 1993, in respect of the common stock of Environment One Corporation (the "Issuer"), whose principal executive offices are located at 2773 Balltown Road, Niskayuna, New York 12309-1090, is hereby amended and supplemented with respect to Cenith and Rabinovitz only as follows:

Item 5.  Interest in Securities of the Issuer.

         The following is added to Item 5 as the eleventh paragraph thereof:

                Pursuant to an Agreement and Plan of Merger among the Issuer, Precision Castparts Corp. and one of its subsidiaries, EOC Acquisition Corporation ("Purchaser"), a cash tender offer for any and all shares of Common Stock, at a price of $15.25 per share (the "Offer") was commenced on March 3, 1998, by the Purchaser. The Offer was scheduled to expire at 12:00 midnight, eastern time, on March 30, 1998. Among other conditions precedent to the Purchaser's obligations to accept tendered shares was the valid tender of not less than 66-2/3 percent of all outstanding Common Stock. On March 31, 1998, the Purchaser announced that the conditions precedent to the Offer had been satisfied and that shares of Common Stock tendered pursuant to the Offer had been accepted. Each of Cenith and Rabinovitz tendered all shares of Common Stock beneficially owned (396,510 and 5,000 shares, respectively) to the Purchaser, pursuant to the Offer.

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned each hereby certify that the information set forth in this statement is true, complete and correct.


Dated: March 31, 1998                          /s/Stephen G. Rabinovitz
                                               ------------------------
                                               Stephen G. Rabinovitz


                                               Cenith Partners L.P.


Dated: March 31, 1998                          By: /s/Stephen G. Rabinovitz
                                                   ------------------------
                                                   Stephen G. Rabinovitz
                                                   General Partner